Bionomics Limited

[redacted]

08002203

24 July 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC
Mail Processing
Section
APR 28 2008
Washington, DC
105

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

PROCESSED
MAY 06 2008
THOMSON REUTERS

4/30

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN	Quarter ended ("current quarter")
53 075 582 740	30-Jun-06

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (12 months) $A'000
Cash flows related to operating activities			
1.1	Receipts from customers	309	1,803
1.2	Payments for		
	(a) staff costs	(256)	(1,403)
	(b) advertising & marketing	0	(42)
	(c) research & development (incl. R&D staff costs)	(1,506)	(5,897)
	(d) leased assets	(11)	(33)
	(e) other working capital	(183)	(1,187)
1.3	Dividends received	0	0
1.4	Interest and other items of a similar nature received	91	309
1.5	Interest and other costs of finance paid	(77)	(319)
1.6	Income taxes paid	0	0
1.7	Other	1	4
	Government Grants	744	2,247
	Rent Received	57	188
	EMDG	30	130
	Net operating cash flows	(801)	(4,200)
1.8	Net operating cash flows (carried forward)	(801)	(4,200)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	0	(93)
	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	(30)
	(e) other non-current assets	0	0

+ See chapter 19 for defined terms

		Current quarter $A'000	Year to date (12 months) $A'000
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	0
	(e) other non-current assets	0	0
1.11	Loans to other entities	0	0
1.12	Loans repaid by other entities	0	0
1.13	Other (Iliad bank accounts)	0	397
	Net investing cash flows	0	274
1.14	**Total operating and investing cash flows**	(801)	(3,926)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	0	0
1.16	Proceeds from sale of forfeited shares	0	0
1.17	Proceeds from borrowings	0	0
1.18	Repayment of borrowings	(91)	(353)
1.19	Dividends paid	0	0
1.20	Other (capital raising costs)	0	0
	Net financing cash flows	(91)	(353)
	Net increase (decrease) in cash held	(892)	(4,279)
1.21	Cash at beginning of quarter/year to date	5,617	9,004
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	4,725	4,725

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(112)
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors including remuneration paid to the Chief Executive Officer and Managing Director.

+ See chapter 19 for defined terms

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A/

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	0	0
3.2	Credit standby arrangements	0	0

Explanation necessary for an understanding of financing facilities available

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	738	1,045
4.2	Deposits at call	3,987	4,572
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	4,725	5,617

+ See chapter 19 for defined terms

Acquisitions and disposals of business entities

		Acquisitions $A'000 *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date:
(CEO & Managing Director)

Print name: DEBORAH RATHJEN

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

- 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
- 9.2 - itemised disclosure relating to acquisitions
- 9.4 - itemised disclosure relating to disposals
- 12.1(a) - policy for classification of cash items
- 12.3 - disclosure of restrictions on use of cash
- 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms

Bionomics Limited

22 September 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC
Mail Processing
Section
APR 28 2008
Washington, DC
105

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited	
ABN: 53 075 582 740	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Tappenden
Date of appointment	15 September 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
	Nil

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

Bionomics Limited

22 September 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	UNLISTED OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	ONE HUNDRED AND NINETY THREE THOUSAND SEVEN HUNDRED AND FIFTY (193,750)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	EXERCISE PRICE: 16 cents (set in accordance with the terms of the Bionomics ESOP). EXPIRY DATE: 5 years after the date on which the options became exercisable.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	OPTIONS ISSUED TO STAFF UNDER THE BIONOMICS LIMITED EMPLOYEE SHARE OPTION PLAN.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 SEPTEMBER 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
154,918,432	ORDINARY SHARES
9,795,822	OPTIONS EXP. 31-07-07
31,535,063	OPTIONS EXP. 31-01-09

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,190,333	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....
Print name: Stephen Birrell
Company Secretary

Date: 22 September 2006

+ See chapter 19 for defined terms.

Bionomics Limited

22 September 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC
Mail Processing
Section

APR 28 2008

Washington, DC
105

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	UNLISTED OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	EIGHT HUNDRED AND TWENTY SIX THOUSAND TWO HUNDRED AND FIFTY (826,250)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	EXERCISE PRICE: 22 cents (set in accordance with the terms of the Bionomics ESOP). EXERCISE PERIOD: 1/5th each year commencing from the first anniversary of acceptance of the Invitation relating to those Options and ending at 5.00pm (Adelaide time) on the date that is 5 years after the commencement of the period. EXPIRY DATE: 5 years after the date on which the options became exercisable.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	OPTIONS ISSUED TO STAFF UNDER THE BIONOMICS LIMITED EMPLOYEE SHARE OPTION PLAN.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 SEPTEMBER 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
154,918,432	ORDINARY SHARES
9,795,822	OPTIONS EXP. 31-07-07
31,535,063	OPTIONS EXP. 31-01-09

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,996,583	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....
Print name: Stephen Birrell
Company Secretary

Date: 22 September 2006

+ See chapter 19 for defined terms.

11 October 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC
Mail Processing
Section
APR 28 2008
Washington, DC
105

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Asia Pacific Life Sciences Forum

Bionomics Limited
October 2006

Revolutionary therapies for cancer and Central Nervous System (CNS) diseases

Safe Harbor Statement

Factors Affecting Future Performance

This presentation contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this presentation that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' development candidate BNC105, its drug discovery programs and pending patent applications are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements.

There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Results of studies performed on competitors products may vary from those reported when tested in different settings.

Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this presentation.

2

Bionomics Overview

- Strategy to partner early
  - Early value creation, reduced risk and strong deal making potential
- 4 drug development programs
  - Cancer – flagship product BNC105 for treatment of solid cancers
  - Central Nervous System (CNS) diseases
    - Epilepsy
    - Anxiety
    - Multiple Sclerosis
- Income from genomics licensing deals – with more to come
  - Genmab: Antibody-based cancer drugs
  - LabCorp: Childhood epilepsy tests
  - Athena: Childhood epilepsy test
- Drug discovery technology - MultiCore® for the generation of multiple new product opportunities

3

FY05/06 Milestone Achievements
- all targets achieved on time

- ✓ Acquisition of Iliad Chemicals – July 05
- ✓ LabCorp epilepsy diagnostics deal – Nov 05
- ✓ Genmab antibody target licensing deal - Feb 06
- ✓ BNC105 anti-cancer candidate selection – April 06
- ✓ $3.7m Federal Govt grant for BNC105 development – April 06
- ✓ Faster than expected progress in epilepsy and anxiety projects

4

What sets Bionomics apart?

- ✓ **Strength of pipeline**
  - Multiple shots on goal to support "partner early-partner often strategy"
- ✓ **Platform technologies – foundation for future products with strong IP**
  - MultiCore® – chemistry for good drugs, from Iliad acquisition
  - Strong CNS capability – from Neurofit acquisition
  - Angene® – cancer drug discovery
  - Genomics – over 300 genes within Bionomics patent portfolio
- ✓ **Validated through commercial, revenue generating partnerships**
  - Successfully commercialized genomics assets
- ✓ **A company of substance**
  - Vertically integrated with people experienced in the disciplines of biotech management, drug discovery and development
- ✓ **Low cash burn**
  - Successfully integrated 3 companies into 1 capable of greater value creation whilst maintaining low level of cash burn

5

Cancer: BNC105

- Powerful vascular disrupting agent (VDA)
- Shuts down cancer blood vessels
- Does not shut down normal blood vessels
- Next generation treatment for cancer



Tu[illegible]



Tumour + BNC105

6

BNC105: Radically outperforms its competitors

- Several VDAs are in development worldwide
- Most advanced is Oxigene's CA4P (Phase III trials)
- BNC105 outperforms CA4P
  - ✓ Safer: 20 times broader therapeutic window (ratio of effective dose to dose at which side-effects are seen)
  - ✓ More effective in enhancing the efficacy of chemotherapies

7

BNC105: Radically outperforms its competitors



Tumor Growth relative to Day 1
5FU
Day 1
Day 2
Day 5
Day 6
Day 8
Day 10
Day 13

CA4P + 5-Flurouracil

[redacted]

8

BNC105: Significant market potential

- Estimated market for VDAs is US$5 billion pa
  (ASInsights 2003)
- Anticipated market share: 10-20%
- Indicative value of BNC105 with Phase I/II data (available late 2008)
  - License fees: US$ 50m to US$100m
  - Royalty: 5 -10% (US$15m to US$100m pa)

9

BNC105:Milestones and Strategy

Milestones

Manufacture completed	Q4, 2006
Pivotal toxicology completed	Q2, 2007
IND submission	Q3, 2007
Approval for Phase I/II clinical trial	Q4, 2007
Phase I/II completed	Q3, 2008

Strategy

- Licensing activity in progress
- Evaluate offers vs. net benefit from further development

10

Epilepsy

- Need for drugs that stop seizures without side-effects
  - Current market dominated by old, off-patent medicines
  - 30% of patients can't control seizures with any medication
  - Other 70% tolerate occasional seizures and significant side effects
- Bionomics GABA-A receptor modulators prevent seizures
  - More effective in seizure models than marketed drugs
- No significant side-effects noted
  - Class of molecules have a long history of safe pharmaceutical use

11

Epilepsy Market opportunity

- 2.5 million patients in US (4.1 million in seven major pharma markets)
- Anti-epileptic sales: >$7 billion in US alone
- Example: Keppra
  - Launched 1999
  - Approved for adjunct treatment





Keppra Sales
> 30% Annual Growth

Keppra's success illustrates the potential for an effective treatment

12

Epilepsy: Milestones and Strategy

Milestones

Patents filed on compounds	Q1, 2007
Drug chosen for clinical development	Q2, 2007
Seek approval for Phase I clinical trial	Q1, 2008
Phase I clinical trial completed	Q2, 2008

Strategy

- Licensing activity in progress
- Evaluate offers vs. net benefit from further development
- Consider progress of other assets

13

Anxiety

- Anxiety drugs have been amongst the biggest blockbusters e.g. Valium, Prozac
  - 19 million patients in US alone
  - US $5-12 billion pa worldwide
- Most have major drawbacks or side-effects
- Market need for safe, fast acting, non-sedating drug
- Bionomics drugs are effective and non-sedating
  - In vivo activity in rodents without sedation
  - Class of molecules have long history of safe pharmaceutical use
  - Properties indicate once per day, oral administration

14

Anxiety: Milestones and Strategy

Milestones

Patents filed on compounds	Q4, 2006
Drug chosen for clinical development	Q2, 2007
Seek approval for Phase I clinical trial	Q3, 2008
Phase I clinical trial completed	Q4, 2008

Strategy

- Licensing activity in progress
- Evaluate offers vs. net benefit from further development
- Consider progress of other assets

15

Multiple Sclerosis

- Current treatments only partly effective and most have major side-effects
- Latest drugs are injected
- Market need for safe, effective, oral drug
- Estimated market is US$2 billion pa

- Bionomics drugs target new mechanism of action
  - Highly selective and potent = effective without side-effects
  - Properties consistent with orally acting drug
  - Potential for extension of indication to other inflammatory disorders

16

Multiple Sclerosis: Milestones & Strategy

Milestones

Patents filed on compounds	Q1, 2007
Drug chosen for clinical development	Q4, 2007
Seek approval for Phase I clinical trial	Q4, 2008
Phase I clinical trial completed	Q3, 2009

Strategy

- Licensing activity in progress
- Evaluate offers vs. net benefit from further development
- Consider progress of other assets

17

MultiCore® Platform

- Proprietary, diversity-orientated chemistry
- Rapid synthesis of diverse and complex molecular structures
- Drug discovery tool
  - Enriched libraries
  - More effective optimisation of hits
- Scalable synthesis and analoging of natural products
- New drugs from old drugs, with improved properties

18

Bionomics' Partnerships



LabCorp
Epilepsy diagnostic Product marketing
Genmab
Angene® antibody development
athena diagnostics
Epilepsy diagnostic product marketing
PerkinElmer
ion channel HTS technology development
Walter & Eliza Hall Institute
Southern Cross University
ionX ®gene identification and CNS research
GABA drug discovery collaborations

19

Executive Management

[redacted]ement team has a long track record
[redacted]plishment and commercial success



Dr. Deborah Rathjen *Managing Director and CEO*	Inventor of Peptech TNF technology, responsible for significant licensing deals
Dr. Alex Szabo *VP, Business Development*	Affymetrix, Beckman Coulter, Pharmacia Biotech
Dr. Bernard Flynn *VP, Chemistry*	Inventor of MultiCore® chemistry platform
Dr. Gabriel Kremmidiotis *VP, Cancer Research*	Founding Bionomics scientist Creator of Angene® platform
Dr. Ian Street *VP, Drug Discovery*	Merck, Amrad, Walter and Eliza Hall Institute
Dr. Frank Sams-Dodd *GM, Neurofit, VP Preclinical Research*	Former Director of CNS Preclinical Research, Boehringer-Ingleheim
Stephen Birrell *CFO, Company Secretary*	20 years experience in financial services, high-tech, luxury goods

20

Financials FY05/06

- Revenues: A$2.26 m
- Grant income: A$2.30 m
- Net cash burn: A$4.20 m
- Cash at 30/6/06: A$4.73 m

- A$5 million capital raising completed in September 2006

21

Bionomics Investment Fundamentals

- **4 potential blockbuster drugs in development**
  - Valuable drug portfolio
  - Licensing and development strategy to maximise value
  - Solid news flow anticipated
- **Income from existing licensed assets, with more deals in the pipeline**
  - Licensing deal with Genmab with blockbuster potential
  - All deals upfront payments, milestones and royalties with no further cost to BNO
- **New product opportunities will be created**
  - Core capabilities and proprietary technologies, including MultiCore® chemistry platform to rapidly generate valuable product opportunities to drive partner early – partner often strategy
- **Proven management team**
  - Deal track record
  - Experienced drug development team

22

Bionomics Limited

For further information contact:

Dr Deborah Rathjen, CEO & Managing Director
Phone: +61 8 8354 6101
Mobile: +61 8 418 160 425

Revolutionary therapies for cancer and Central Nervous System (CNS) diseases

www.bionomics com au

Bionomics Limited

23 November 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited

NOTICE UNDER SECTION 708A(6) OF THE CORPORATIONS ACT

On 16 November 2006, Bionomics Limited (ASX:BNO) ABN 53 075 582 740 (**Company**) issued 19,142,855 fully paid ordinary shares by way of a private placement (**Issue**) that may be subject to a subsequent offer for sale. The Company relies on section 708A(5) of the Corporations Act (**Act**) in relation to the Issue.

In accordance with section 708A(6) the following information is provided:

a) this notice is given within 5 business days after the day of the Issue;

b) the Issue is without disclosure to investors under Part 6D.2 of the Act;

c) this notice is given under section 708A(5)(e) of the Act;

d) as at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company and section 674 of the Act;

e) as at the date of this notice, there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

All questions in respect of the announcement should be directed to Stephen Birrell on (08) 8354-6104.

Yours faithfully,

Stephen Birrell
Company Secretary

END